Snipp Receives Two Year Renewal Order From Retail Property Giant

TORONTO, June 05, 2019 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (TSX-V: SPN; OTCPK: SNIPF), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that the Company has received a two-year program renewal agreement from a leading developer of retail, dining and lifestyle destinations (the “Customer”). The contract has unlimited upside and is based purely on participation. In 2018 the revenue accruing from this contract was $274,506. The program has grown by over 25% every year since the program launched in 2015.

The Customer is one of the largest privately-held real estate companies in the United States, with a portfolio of retail and mixed-use properties. It is recognized around the world as a highly innovative and successful developer of retail complexes.

This is the third time the Customer has signed an expanded renewal agreement with Snipp. The Customer first signed with Snipp in 2015 and based on the success of that initial program, extended the program on the Snipp platform in 2017. This most recent renewal is particularly encouraging, as it was awarded to Snipp following a comprehensive market review conducted by the Customer. The terms of the renewal are based on “pay-per-Snipp,” a new consumer participation model that could represent a significant upside for the Company from increased participation and/or the addition of new locations.

The Customer’s loyalty program rewards guests at two of their locations when they shop, dine and see their favorite movies at their retail centers. Along with earning points for items purchased across the properties, guests can also get their parking validated if they spend above a certain amount in a single visit. The Customer has integrated SnippCheck, Snipp’s market-leading receipt processing capability via an API into their customer loyalty program; enabling guests to receive points by submitting a receipt for any purchase at the property either through the company’s app or via email, SMS or web upload. In addition, guests are able to submit their receipts through a concierge app as part of delivering a simple and highly satisfying user experience.

"We are extremely pleased to once again expand our relationship with an existing customer, and are proud to have secured this renewal based on an extensive market review conducted by the client. This is a strong testament to the value of our solutions and is another example of our growing list of longer-term agreements with existing customers,” said Atul Sabharwal, Chief Executive Officer at Snipp. "We look forward to growing our relationship with the client as the program expands to cover additional properties in their portfolio.”

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and case examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the Toronto Stock Venture Exchange (TSX-V) in Canada and is also quoted on the OTC Pink marketplace under the symbol SNIPF. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA on Deloitte’s 2018 Technology Fast 500™, for the third year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renmark Financial Communications Inc.

Steve Hosein: shosein@renmarkfinancial.com

Tel: (416) 644-2020 or (212) 812-7680

www.renmarkfinancial.com

Snipp Interactive

Jaisun Garcha

investors@snipp.com

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